Exhibit 4.1

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS.  SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

$100,000.00	February 28, 2013
Original Principal Amount	Original Issuance Date

DATA STORAGE CORPORATION

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, by execution and delivery of this Convertible Promissory Note (this “Note”), DATA STORAGE CORPORATION, a Nevada corporation (the “Company”), hereby promises to pay to JOHN F. COGHLAN, or his personal representatives, heirs, successors or assigns (the “Holder”), in lawful money of the United States, subject to the terms and conditions set forth in this Note, the principal amount of One Hundred Thousand and 00/100 Dollars ($100,000.00), along with such simple interest as has accrued on such principal amount at a rate of ten percent (10%) per annum (the “Interest Rate”).  Interest from the Original Issuance Date February 28, 2013 shall accrue and be payable in arrears on February 27, 2014 (the “Maturity Date”), when the entire outstanding principal amount, all accrued and unpaid interest and any other amounts due to Holder shall be due and payable in full.  If any payment date hereunder is not a business day, the payment date shall be the next business day thereafter.

This Note is subject to the following additional provisions:

1.            Conversion.  This Note shall be convertible as follows:

(a)            Holder’s Right to Convert.  The entire outstanding  principal amount of this Note and all  accrued and unpaid interest  hereon  through the date of  conversion  may, at the option of the Holder at any time prior to the Maturity Date, be converted into fully-paid and non-assessable shares (“Conversion Shares”) of the Company’s common stock, par value $0.001 (“Company Stock”) at a conversion  price of Fifteen Cents ($0.15)  per share  (the  "Conversion Price"). In order to convert this Note into Company Stock pursuant to this Section 1(a), the Holder must deliver a dated and signed notice of conversion, stating his intention to convert the full principal and accrued and unpaid interest of this Note into the Conversion Shares (the “Notice of Conversion”).  The Notice of Conversion, the form of which is attached hereto, shall be deemed delivered on the date sent, if personally delivered, to the Company’s Chief Executive Officer at the Company's principal place of business, or when actually received if sent by another method.

(b)            Mandatory Conversion.  The entire outstanding principal amount of this Note and all accrued and unpaid interest hereon shall automatically be converted into Company Stock upon, and not prior to, any of the following: (i) in the event that, pursuant to any proposed public or private offering establishing a market capitalization of greater than $25 million, the Company’s advisers or any investor or group of investors seeking to purchase at least 25% of the offered Company Stock require such conversion as a condition of completing such offering or purchase of Company Stock; (ii) the consummation of any sale of shares of Company Stock (other than any sale of shares of Company Stock to officers, directors or employees of, or consultants to, the Company in their respective capacities as such) after the date hereof which results in aggregate gross proceeds (in one closing or a series of closings) to the Company of not less than Ten Million Dollars ($10,000,000) (each of (i) & (ii)), a “Mandatory Conversion Event”).  The number of shares of Company Stock into which this Note may be converted upon a Mandatory Conversion Event shall be determined by dividing: (i) the aggregate outstanding principal and accrued and unpaid interest on this Note as of the date of conversion; by (ii) the Conversion Price, except that in lieu of issuing any fractional shares of Company Stock, the Company shall pay to the Holder cash equal in amount to the product of the Conversion Price multiplied by the fraction of a share of Company Stock that would otherwise be issued (such shares of Company Stock, the “Mandatory Conversion Shares”).

(c)           Conversion Procedure.  Upon conversion of this Note as described in Section 1(a) or Section 1(b), the Holder shall tender this Note to the Company for cancellation and the Company shall issue to the Holder a stock certificate representing the Conversion Shares or the Mandatory Conversion Shares (as applicable).

(d)           Authorization of Stock Issuable Upon Conversion.  By no later than immediately prior to conversion of this Note, the Company shall have duly authorized such number of shares of Company Stock as shall be sufficient to effect the conversion of this Note in accordance with its terms.

(e)            Effect of Conversion.  From and after the time at which this Note is converted as provided in this Section 1, this Note shall, automatically and without any further action by the Company or the Holder, cease to evidence an obligation of the Company to pay to the Holder the outstanding principal and accrued and unpaid interest hereon and shall instead evidence only the right to receive the Conversion Shares or the Mandatory Conversion Shares (as applicable).

2.            Unsecured Obligation.  The Company’s obligations to the Holder under this Note shall be unsecured.

3.            Subordination to Senior Indebtedness.

(a)           Generally.  The indebtedness evidenced by this Note, and the payment of the principal hereof, and any interest hereon, is wholly subordinated, junior and subject in right of payment, to the extent and in the manner hereinafter provided, to the prior payment of all Senior Indebtedness of the Company now outstanding or hereinafter incurred.  For purposes of this Note, the term “Senior Indebtedness” means the principal of, and premium, if any, and interest on, as well as any deferrals, renewals, extensions and refunding of, any and all obligations of the Company incurred in connection with the borrowing of money from or guaranteed to banks, trust companies, leasing companies, insurance companies and other financial institutions whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed.

(b)           No Payment if Default in Senior Indebtedness.  No cash payment on account of principal of or interest on this Note shall be made directly or indirectly by the Company (or any of its subsidiaries), if at the time of such cash payment or immediately after giving effect thereto: (i) there shall exist a default in any payment with respect to any Senior Indebtedness; or (ii) there shall have occurred an event of default (other than a default in the payment of amounts due thereon) with respect to any Senior Indebtedness, as defined in the instrument under which the same is outstanding, permitting the holders thereof to accelerate the maturity thereof, and such event of default shall not have been cured or waived or shall not have ceased to exist.  For the avoidance of doubt and notwithstanding anything to the contrary herein, nothing in this Section 3 shall prevent conversion of this Note in accordance with Section 1.

(c)           Payment upon Dissolution, Etc.

(i)           In the event of any bankruptcy, insolvency, reorganization, receivership, composition, assignment for benefit of creditors or other similar proceeding initiated by or against the Company or any dissolution or winding up or total or partial liquidation or reorganization of the Company (being hereinafter referred to as a “Proceeding”), all claims of the Holder under this Note in such Proceeding shall be deemed assigned, pro rata, to the then-holders of any Senior Indebtedness on the basis of the respective amounts of such Senior Indebtedness held by such holder, and the Holder hereby agrees to execute all documents that such holders request in order to evidence such assignment; provided, however, that such assignment shall terminate upon receipt by such holders of payment in full of all of any Senior Indebtedness.  While such assignment is in effect, the then-holders of any Senior Indebtedness shall have the exclusive right to exercise all rights of the Holder under this Note arising from its claims in the Proceeding, including but not limited to the right to vote for a trustee and to accept or reject a proposed plan of reorganization or composition, and the Holder hereby agrees to execute all documents requested by the then-holders of any Senior Indebtedness in order to exercise any such rights. While such assignment is in effect, the Holder also agrees that it shall, upon request, and at its own expense take all reasonable actions (including but not limited to the execution and filing of documents and the giving of testimony in any Proceeding, whether or not such testimony could have been compelled by process) necessary to prove the full amount of all its claims in any Proceeding, and the Holder shall not expressly, by implication or by inaction, waive any claim in any Proceeding without the written consent of such Senior Indebtedness holder.

(ii)          Upon payment or distribution to creditors in a Proceeding of assets of the Company of any kind or character, whether in cash, property or securities, all principal and interest due upon any Senior Indebtedness shall first be paid in full, or payment thereof in full duly provided for, before the Holder shall be entitled to receive or, if received, to retain any payment or distribution on account of this Note; and upon any such Proceeding, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holder would be entitled except for the provisions of this Section 3(c) shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the Holder if it has received such payment or distribution, directly to the holders of any Senior Indebtedness (pro rata to each such holder on the basis of the respective amounts of such Senior Indebtedness held by such holder) or their representatives to the extent necessary to pay all such Senior Indebtedness in full after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness, before any payment or distribution is made to the Holder under this Note.  In the event of any Proceeding, the Holder shall be entitled to be paid one hundred percent (100%) of the outstanding principal amount of this Note and the accrued and unpaid interest hereon before any distribution of assets shall be made among the holders of any class of shares of the capital stock of the Company in their capacities as holders of such shares.

(iii)         For purposes of this Section 3(c), the terms “assets” and “cash, property or securities” shall not be deemed to include shares of Common Stock of the Company as reorganized or readjusted, or securities of the Company or any other person provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this Section 3 with respect to this Note to the payment of all Senior Indebtedness which may at the time be outstanding, if (x) any Senior Indebtedness is assumed by the new  entity, if any, resulting from any such reorganization or readjustment, and (y) the rights of the holders of Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment.

(d)           Subrogation.  Subject to payment in full of all Senior Indebtedness, the Holder’s rights under this Note shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of the assets of the Company made on such Senior Indebtedness until all principal and interest on this Note shall be paid in full; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness of any cash, property or securities to which the Holder would be entitled under this Note except for the subordination provisions of this Section 3 shall, as between the Holders and the Company and/or its creditors other than the holders of any Senior Indebtedness, be deemed to be a payment on account of the Senior Indebtedness.

(e)           Rights of Holders Unimpaired.  The provisions of this Section 3 are and are intended solely for the purposes of defining the relative rights of the Holder under this Note and the holders of Senior Indebtedness and nothing in this Section 3 shall impair, as between the Company and the Holder, the obligation of the Company, which is unconditional and absolute, to pay to the Holder the principal of this Note and interest hereon, in accordance with the terms of this Note, nor shall anything herein prevent the Holder from exercising all remedies otherwise permitted by applicable law or hereunder upon default, subject to the rights set forth above of holders of Senior Indebtedness to receive cash, property or securities otherwise payable or deliverable to the Holder under this Note.

(f)           Holders of Senior Indebtedness.  The provisions of this Section 3 regarding subordination will constitute a continuing offer to all persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Indebtedness; such provisions are made for the benefit of the holders of Senior Indebtedness, and such holders are hereby made obligees under such provisions to the same extent as if they were named therein, and they or any of them may proceed to enforce such subordination.  The Holder shall execute and deliver to any holder of Senior Indebtedness: (i) any such instrument as such holder of Senior Indebtedness may request in order to confirm the subordination of this Note to such Senior Indebtedness upon the terms set forth in this Note; and (ii) any powers of attorney specifically confirming the rights of holders of Senior Indebtedness to enforce such subordination and all such proofs of claim, assignments of claim and other instruments as may be requested by the holders of Senior Indebtedness or their representatives to enforce all claims upon or in respect of this Note.

(g)           Payments on Subordinated Note.  Subject to Section 3(c), the Company may make payments of the principal of, and any interest or premium on, this Note, if at the time of payment, and immediately after giving effect thereto: (i) there exists no default in any payment with respect to any Senior Indebtedness; and (ii) there shall not have occurred an event of default (other than a default in the payment of amounts due thereon) with respect to any Senior Indebtedness, as defined in the instrument under which the same is outstanding, permitting the holders thereof to accelerate the maturity thereof, other than an event of default which shall have been cured or waived or shall have ceased to exist.

4.            Default Penalty Provision. In the event of a default on principal or interest, a 5% premium per annum will accrue in addition to the 10% interest calculated on a monthly basis. Additionally, a warrant agreement will be executed for an additional 10% warrant for each year in default.

5.            Default.  The Company shall be in default under this Note in the event of: (a) the Company’s failure to pay any portion of the outstanding principal and/or accrued and unpaid interest under this Note when the same becomes due and payable in accordance with the terms hereof, the Company’s failure take any of the actions required hereunder to convert this Note into the Conversion Shares or the Mandatory Conversion Shares (as applicable) or any other breach or violation of any representation and warranty or other provision of this Note of the Company, in each case which has not, to the extent curable, been cured within five (5) business days after the Holder has provided written notice to the Company thereof; (b) any custodian, trustee, receiver, agent or similar official being appointed for the Company; (c) the Company commencing a voluntary case or proceeding under the U.S. Bankruptcy Code, an assignment for the benefit of creditors proceeding or a proceeding under any other state or federal insolvency law (collectively, “Insolvency Laws”); or (d) an involuntary case or proceeding being commenced against the Company under any Insolvency Law that is not dismissed within sixty (60) days after being commenced.  Upon the occurrence and during the continuation of any default under this Note: (i) the outstanding principal and any accrued but unpaid interest hereon will bear interest at the Interest Rate plus five (5) percentage points (the “Default Rate”); and (ii) the Holder shall have the option (but not be required) to declare the entire outstanding principal and accrued and unpaid interest hereon (including interest at the Default Rate), immediately due and payable and to exercise any and all rights and remedies available to it under applicable law with respect to such obligation.  Application of the Default Rate will not be interpreted or deemed to limit in any way any of the Holder’s remedies pursuant to this Note, at law or in equity.

6.            Collection Matters.  The Company promises to pay all costs of collection, including reasonable attorneys’ fees, incurred by the Holder upon any default under this Note, whether at the Maturity Date or by reason of acceleration of maturity pursuant to Section 5, and whether or not suit is brought to effect such collection.  The Company hereby irrevocably waives presentment, demand for payment, protest and notice of protest, notice of dishonor and all other legal formalities in connection with collection of this Note.

7.            Lost or Destroyed Note.  If this Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new note for the principal amount of this Note so mutilated, lost, stolen or destroyed, but only upon receipt by the Company from the Holder of: (a) if this Note has been mutilated, the mutilated Note; or (b) if this Note has been lost, stolen or destroyed, reasonable evidence of loss, theft or destruction and an agreement reasonably satisfactory to the Company in which the Holder agrees to indemnify the Company for any losses relating to such Note, duly executed by the Holder.

8.            Savings Clause. The Company and the Holder intend to comply at all times with applicable usury and other laws limiting the amount of interest that may be charged or collected upon borrowed money. If, at any time, any such laws would be violated by any amounts called for under this Note, it is the Company’s and the Holder’s express intention that the Company not be required to pay any interest on this Note at a rate in excess of the maximum lawful rate then allowed and the amount of interest payable hereunder shall be reduced to the greatest amount that may be charged in compliance with applicable law.  The provisions of this Section 8 shall supersede and control over all other provisions of this Note which may be in apparent conflict hereunder.

9.            No Stockholder Rights.  Unless and until converted into the Conversion Shares or Mandatory Conversion Shares, in each case as provided in Section 1, this Note shall not, in and of itself, entitle the Holder to any rights as a stockholder of the Company (including the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of shareholders of the Company).

10.          No Impairment.  The Company shall not, by amendment of its certificate of incorporation or bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in the carrying out of all the provisions of this Note and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

11.          Taxes.  The Company will pay when due and payable any and all stamp, original issue or similar taxes that may be payable in respect of issuance of any Conversion Shares or Mandatory Conversion Shares or certificates for any Conversion Shares or Mandatory Conversion Shares as long as the certificate for such Conversion Shares or Mandatory Conversion Shares (as applicable) is to be issued in the name of the Holder (and not any other person or entity).

12.          Notices. All notices, requests, demands, consents and other communications which are required or permitted hereunder shall be in writing, and shall be delivered personally or by Federal Express or a similar nationally recognized overnight delivery service or mailed by registered or certified mail, postage prepaid, return receipt requested, as follows: (a) if to the Company, to Data Storage Corporation, 401 Franklin Avenue, Garden City, New York 11530, Attn: President; and (b) if to the Holder, to 36 Vassar Place, Rockville Centre, NY 11570.  Said notices shall be deemed given for all purposes hereunder on the date delivered personally or by Federal Express or similar nationally-recognized overnight delivery service which provides proof of delivery or on the date postmarked if sent by registered or certified mail, as the case may be.  A party may designate a new address to which communications shall thereafter be transmitted by providing notice to the other party in accordance with this Section 12 to that effect.

13.          Governing Law; Choice of Venue; Waiver of Jury Trial.  All questions concerning the construction, validity and interpretation of this Note will be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  Each party agrees that any claim, demand, action, cause of action or other proceeding arising out of or relating to this Note shall be commenced and prosecuted exclusively in the State and Federal courts located in the State of New York and any appellate courts therefrom (the “New York Courts”) and each party irrevocably waives any right to object to such venue.  Each party consents and submits to the non-exclusive personal jurisdiction of the New York Courts in respect of any such proceeding.  Each party consents to service of process upon it with respect to any such proceeding by registered mail, return receipt requested, to its address set forth in Section 12, and by any other means permitted by applicable law.  The parties hereby irrevocably waive, to the fullest extent permitted by law, any right to trial by jury of any proceeding arising out of or relating to this Note.

14.          Entire Agreement. This Note and the other documents referred to herein collectively set forth the entire agreement and understanding of the parties in respect of the subject matter contained herein, and supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any party or its officers, directors, employees or representatives concerning the subject matter hereof.

15.          Assignment; Binding Effect; Third Party Beneficiaries. Neither this Note nor any of the rights, interests or obligations of the Company under this Note may be assigned or delegated, in whole or in part, by operation of law or otherwise, by the Company without the prior written consent of the Holder and any purported assignment in violation of this Section 15 shall be null and void.  This Note shall inure to the benefit of and be binding on the personal representative, heirs, successors and assigns of the parties.  Other than the Company, the Holder and their respective personal representatives, heirs, successors and assigns, as applicable, no person or entity is or is intended to be a beneficiary of this Note.

16.          Waivers and Amendments.  No purported waiver of any provision of this Note shall be binding upon any of the parties to this Note unless upon the party providing such waiver has duly executed and delivered to the other party a written instrument which states that it constitutes a waiver of one or more provisions of this Note and specifies the provision(s) that are being waived.  Any such waiver shall be effective only to the extent specifically set forth in such written instrument.  Neither the exercise (from time to time and at any time) by a party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter.  No waiver of any right, power or remedy of a party shall be deemed to be a waiver of any other right, power or remedy of such party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.  No purported amendment to any provision of this Note shall be binding upon the parties to this Note unless a written instrument has been signed by the Company and the Holder which states that it constitutes an amendment to this Note and specifies the provision(s) hereof that are being amended.

17.          Severability.  If any provision of this Note is found to be invalid, illegal or incapable of being enforced, in whole or in part, in any jurisdiction under any circumstances for any reason: (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the parties as expressed in, and the benefits to such parties provided by, such provision; or (b) if such provision cannot be so reformed, such provision shall be severed from this Note and an equitable adjustment shall be made to this Note (including addition of necessary further provisions to this Note) so as to give effect to the intent as so expressed and the benefits so provided.  Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances.  Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Note.

18.          Equitable Remedies.  It is specifically understood and agreed that any breach or threatened breach of the provisions of this Note by either party will result in irreparable injury to the other party, that money damages alone will be an inadequate remedy for such breach or threatened breach, and that, therefore, in addition to any other remedies which the other party may have, the rights and obligations of each party shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and shall be granted in connection therewith, without the necessity of posting a bond or other security or proving actual damages and without regard to the adequacy of any remedy at law.

19.          Further Actions.  The Company shall, upon request from the Holder and at its own expense, take or cause to be taken all appropriate actions, do or cause to be done all things necessary, proper or advisable, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Note and consummate and make effective the transactions contemplated by this Note.

20.          Interpretation.  The language used in this Note shall be conclusively deemed to be the language mutually chosen by the parties to express their intent and no rule of strict construction shall be applied against either party.  Unless otherwise expressly specified in this Note: (a) the words “hereof”, “hereby” and “hereunder,” and correlative words, refer to this Note as a whole and not any particular provision; (b) the words “includes” and “including”, and correlative words, are deemed to be followed by the phrase “without limitation”; (c) the word “or” is not exclusive and is deemed to have the meaning “and/or”; (d) references in this Note to a “party” means the Company or the Holder and to the “parties” means the Company and the Holder; (e) words using the singular or plural number shall also include the plural or singular number, respectively; (f) the singular form of a word includes the plural form of such word and vice versa; (g) references to a person or entity shall include the successors and assigns thereof; (h) references made in this Note to a Section mean a Section of this Note; and (i) the term “business day” shall mean any day on which banks are generally open for business in the State of New York, excluding any Saturday or Sunday.  The headings in this Note are inserted for convenience of reference only and shall not constitute a part of or control or affect in any way the meaning or interpretation of any provision hereof.

21.          Counterparts; Facsimile Transmission.  This Note may be executed in one or more counterparts.  Signature pages to this Note transmitted by facsimile or other electronic transmission method shall be valid and effective for all purposes.

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IN WITNESS WHEREOF, the parties hereto have executed this Note as of the date first written above.

THE COMPANY:

DATA STORAGE CORPORATION

	By:	/s/ Charles M. Piluso
	Name:	Charles M. Piluso
	Title:	President

AGREED AND ACCEPTED:

THE HOLDER:

/s/ John F. Coghlan
John F. Coghlan

NOTICE OF CONVERSION

Pursuant to Section 1 of that certain Convertible Promissory Note (the “Note”) issued to John F. Coghlan, the undersigned hereby exercises his/her/its right to convert the full principal and any accrued and unpaid interest of the Note into shares of Data Storage Corporation (the “Company”) Common Stock.  Pursuant to the Note, the undersigned understands that the Conversion Price (as defined in the Note) will be equal to $0.15 per share, unless an adjustment is made to the Conversion Price pursuant to Section 1(d) of the Note.

Date of Note:
Amount:
Maturity Date:

By:
[Names of Debenture Holder]

Date:

1) ENCLOSE ORIGINAL SIGNED NOTE AND THIS NOTICE AND RETURN TO:

Data Storage Corporation
401 Franklin Avenue
Garden City, New York 11530
Attn:	Charles M. Piluso
President